Exhibit 99.1

Anchiano Therapeutics Delists Ordinary Shares from the Tel Aviv Stock Exchange

CAMBRIDGE, Mass., June 18, 2019 - Anchiano Therapeutics Ltd. (Nasdaq: ANCN) (“Anchiano”), a pivotal-stage biopharmaceutical company focused on the discovery and development of novel therapies to treat cancer, today announced that it completed the process to voluntarily delist the company’s ordinary shares from trading on the Tel Aviv Stock Exchange (TASE). Anchiano’s American Depositary Shares, each representing five of its ordinary shares, continue to be traded on the Nasdaq under the ticker ANCN.

About Anchiano

Anchiano is a pivotal-stage biopharmaceutical company focused on the discovery and development of novel therapies to treat cancer, with offices in Cambridge, MA, and Jerusalem, Israel. Anchiano’s most advanced product candidate, inodiftagene, is in development as a treatment for non-muscle-invasive bladder cancer. For more information on Anchiano, please visit www.anchiano.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to risks and uncertainties. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions, many of which are beyond the control of Anchiano, including, without limitation, the risk factors and other matters set forth in its filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2018. Anchiano undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Company Contact:

Frank Haluska, M.D., Ph.D.

President and Chief Executive Officer

info@anchiano.com

Investor Contact:

Ashley R. Robinson

Managing Director

LifeSci Advisors, LLC

617-535-7742

arr@lifesciadvisors.com